Mail Stop 4561

January 26, 2009

Sara Williams
Treasurer and Principal Financial Officer
LGA Holdings, Inc.
3380 North El Paso St. Suite G
Colorado Springs, CO 80907

       Re: **LGA Holdings, Inc.**
               Form 10-KSB/A for the fiscal year ended June 30, 2008
               Filed October 1, 2008
               Form 10-Q for the quarterly period ended September 30, 2008
               Filed November 14, 2008
               File No. 000-18113

Dear Ms. Williams:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief